Exhibit 99.1

CONFIDENTIAL

Apri1 21, 2016

DOLPHIN Products Limited

ATTN: Mr. Clarence Chung, Director

Unit Cl, G/F, Koon Wah Building

No.2, Yuen Shun Circuit

Yuen Chau Kok, Sha Tin

New Territories, Hong Kong

RE: BINDING LETTER OF INTENT

Dear Mr. Chung:

Gaming Partners International Corporation ("GPI") is pleased to submit this Binding Letter of Intent (the "LOI") to DOLPHIN Products Limited ("DOLPHIN"). This LOI sets forth the terms under which GPI (or a subsidiary) will purchase the Purchased Assets (as defined below) and assume certain liabilities of DOLPHIN (the "Transaction"). All Purchased Assets must be free and clear of all liens, claims and encumbrances. Assumed liabilities will consist only of customer deposits related to unfilled customer orders which GPI agrees to assume. The Transaction will close (the "Closing") no later than May 11, 2016 (the "Closing Date").

GPI and DOLPHIN (collectively, the "Parties" and individually, each a "Party") agree this LOI is a CONFIDENTIAL document. The terms and conditions of this LOT are based primarily upon documents provided to OPT by DOLPHIN. All references made herein to monetary amounts shall be considered to be in United States Dollars.

Terms & Conditions

The Parties agree as follows:

1.	Purchased Assets. The Transaction will be structured as an asset purchase. The assets to be purchased (the "Purchased Assets") are:

a.	Certain intellectual property (including without limitation all rights, licenses, trademarks, trade dress, copyrights, patents, trade secrets, know-how, websites, URL's and other confidential information, the right to sue for past infringement or misappropriation of any intellectual property and information technology rights and readable copies of all business records relevant to the existing business operations of DOLPHIN (collectively, the "Intellectual Property");

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b.	Computers and related hardware related to product design in the marketing department of DOLPHIN;
c.	The fixed assets specified in Exhibit B;
d.	All research and development projects ongoing, finished and/or contemplated;
e.	Raw materials of the types described in the line items specified in Exhibit C owned by DOLPHIN immediately prior to Closing; no work in process or finished goods shall be purchased, but will remain the property of Dolphin;
f.	Certain customer lists and customer contacts;
g.	Certain permits and governmental authorizations (if applicable), to the extent transferable;
h.	Invention or copyright assignments (if any), and any restrictive covenant agreements for the benefit of DOLPHIN; and
i.	All rights against third parties relating to the Purchased Assets.

Assumed Liabilities. Assumed liabilities will consist only of customer deposits related to unfilled customer orders which OPI agrees to assume.

GPI shall have sixty (60) days after the Closing Date to remove the Purchased Assets, at GPI's own cost.

DOLPHIN will retain any cash and cash equivalents and all assets not included above and will retain all liabilities not included above, including any amounts due to DOLPHIN's shareholders, subsidiaries or affiliates, as well as the shares or equity interests in its subsidiaries and their related corporate and tax records; provided GPI will be entitled to have access to such records post-Closing as reasonably necessary in respect of the Purchased Assets.

Promptly following the execution of this LOT, the Parties will cooperate in good faith to obtain any required consents of third parties to effectuate the Transaction. DOLPHIN will remain responsible for and will indemnify and hold GPI and its related parties harmless against: all threatened or pending litigation, taxes, and other undisclosed liabilities, whether fixed or contingent, based on or arising out of events which occurred prior to Closing.

MGM MACAU CONTRACT(S). GPI will have no liability or responsibility with respect to any contract(s) for orders DOLPHIN·has with MGM Macau. GPI agrees to produce said order(s) for MGM Macau but only pursuant to a new contract negotiated directly between MOM Macau and GPI. After Closing, DOLPHIN agrees to use its reasonable endeavors (not requiring incurrence of any material liability by DOLPHIN) to assist GPI

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in negotiating such contract with MGM Macau; however, GPI cannot and will not guarantee such contract will be negotiated.

2.	Purchase Price, Non-Compete Agreements and Payment Terms. The Purchase Price to be paid by GPI to DOLPHIN will be determined as follows:

a.	Net book value as at 31 March 2016 of the fixed assets to be purchased. The agreed net book value of the fixed assets to be purchased is specified in Exhibit B. The fixed assets to be purchased by GPI will be physically counted by GPI on the 3 business days immediately prior to Closing. The fixed assets to be purchased by GPI will be those counted at the physical count and the price will be the aggregate of the agreed net book values specified in Exhibit B of the fixed assets physically counted.

PLUS

b.	The amount payable in respect of raw materials (of the types described in the Iine items specified in Exhibit C), calculated in accordance with this Section 2(b). The quantity of raw materials to be purchased by GPI will be physically counted by GPI on the 3 business days immediately prior to Closing. The raw materials to be purchased by GPI will be the actual quantity counted at the physical count and the price will be the quantity counted multiplied by the unit book value as at 31 March 2016 shown in DOLPHlN's quarterly financial statements, less US$200,000.

LESS

c.	The value of assumed liabilities, if any. PLUS
d.	US$1,000,000.

For example only, if at the Closing Date, the net book value of the fixed assets is $3,000,000, the aggregate book value of the raw materials to be purchased by GPI is $1 ,000,000, the value of assumed liabilities is $300,000 then the Purchase Price would be $4,500,000 ($3,000,000 plus $800,000 (calculated as $1 ,000,000 minus $200,000) less $300,000 plus $1 ,000,000). Tn determining the agreed book value of the fixed assets and raw materials as at 31 March 2016, DOLPHIN's historical accounting methods have been used. Further, it is agreed by the Parties the $1,000,000 reflects the market value of the equipment and machinery being transferred.

Additionally, GPI shall pay at Closing a total of US$400,000 for ten (10) year non compete agreements from Mr. Clarence Chung, DOLPHIN and Entertainment Gaming Asia, Inc., which non-compete agreements shall preclude any of them from owning, operating, controlling or participating in any way in a company that manufactures gaming

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chips, plaques, jetons, playing cards or layouts for gaming tables in competition with GPI.

The Purchase Price shall be paid as follows: sixty percent (60%) upon Closing, twenty percent (20%) 12 months after Closing and twenty percent (20%) 24 months after Closing.

The amount of the Purchase Price to be paid upon the Closing Date will be applied as follows: FIRST, to satisfy any indebtedness encumbering the Purchased Assets, and SECOND, paid to DOLPHIN by wire transfer of immediately available funds to an account designated in writing by DOLPHIN at least FOURTEEN (14) business days prior to the scheduled Closing.

3.	Earn Out Payments. In addition to the Purchase Price, GPI shall pay DOLPHIN the following "Earn Out Payments":

a.	Territorial Earn Out. For a period of five (5) years following the Closing, three percent (3%) of Net Revenue from gaming chip and plaque sales made by GPI and/or any of its affiliates to Non-Related Party casinos subject to a cap of a total of US$500,000,000 of Net Revenue, in the following countries:

i.	In Macau, Louis the XIII and the MGM Macau properties;
ii.	In the Philippines, all casinos in the Philippines including but not limited to the next Tiger Resort, Leisure and Entertainment opening, Resort World Manila, Resort World Bayshore, Solaire and any casino where, as of Closing, DOLPHIN's gaming chips were used on the main floor;
iii.	In Australia, all casinos within the Crown Resort group, including but not limited to Crown Melbourne, Crown Perth and the planned Crown Sydney property and any casino where, as of Closing, DOLPHIN's gaming chips were used on the main floor;
iv.	In Cambodia, all casinos, except NAGA World and any of its affiliated properties; and
v.	In Korea, Laos, Nepal, Thailand, and Myanmar, all casinos.

''Net Revenue" means revenue actually received by GPI and/or its affiliates during the year minus (a) all taxes paid during the year (VAT, usage rights, duties, etc.) excluding corporation or profits tax, (b) all credits or discounts given during the year for whatever reason, (c) all products sales commissions paid during the year to sales executives employed by GPI and (d) all freight, transportation, installation and packaging expenses specifically invoiced to customers during the year in respect of the delivery and installation of the customers' respective product orders.

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A "Related Party" is any and all of Melco Crown Entertainment Limited ("MCE"), Melco International Development Limited ("MIDL"), Crown Resorts Limited, each entity directly or indirectly, now or in the future, majority owned by any of the foregoing, City of Dreams, Manila (which is 50:50 indirectly owned joint venture of MCE) and casinos in Vietnam, Cyprus, Spain and Russia in which MIDL or MCE has, now or in the future, a direct or indirect equity investment (regardless of percentage ownership) (collectively "Melco Crown").

b.	Melco Crown Earn Out. The following percentages ofNet Revenue from gaming chip and plaque sales made by GPI and/or any of its affiliates to a Related Party:

i.	For the first US$1 0,000,000 of Net Revenue at any time after the Closing (without any time limit), fifteen percent (15%); and

ii.	For five (5) years after the Closing, and in addition to the payment under (i) above, three percent (3%), capped at a total of US$30,000,000 of Net Revenue.

GPI shall provide a calculation worksheet and, if requested by DOLPHIN, the related invoices and supporting documents for the Earn Out Payments within two (2) months after each calendar year, on an annual basis.

DOLPHlN shall have the rights to assign its rights to the Earn Out Payments and/or the balance of the Purchase Price, to Entertainment Gaming Asia, Inc. ("EGT") or any subsidiary of EGT, without the agreement or consent of GPI.

4.	Due Diligence. GPI will have a period of three (3) days following the date of this LOI to complete its due diligence review ("Due Diligence Period"). The purpose of GPI's due diligence review shall be:

a.	To verify that the fixed assets specified in Exhibit B are held by DOLPHIN and are in working order. If any fixed assets are shown by GPI's due diligence not to be in working order, GPI shall so notify DOLPHIN not later than three (3) business days after expiry of the Due Diligence Period. DOPHIN shall have an opportunity to cure the notified defect, but if the defect cannot be cured to the satisfaction of GPI (acting reasonably) by the business day immediately preceding Closing, the relevant fixed assets which are not in working order shall be excluded from the fixed assets to be purchased by GPI unless GPI otherwise agrees.

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b.	To verify that the raw materials to be purchased by GPI are held by DOLPHIN and are fit for the purpose for which they are ordinarily used. and (if applicable) within the shelf life printed on their packaging. GPI shall only purchase raw materials held by DOLPHIN immediately prior to Closing which are fit for the purpose for which they are ordinarily used and, if applicable, within their shelf life printed on their respective packaging (raw materials which are broken or out of order will not be purchased).

DOLPHIN agrees to provide GPI, its agents, advisors and representatives, with reasonable access to the Purchased Assets and the records, and facilities concerned with the Purchased Assets as may be regarded as necessary or desirable by GPl (acting reasonably) in connection with its review. No investigation made by GPI will limit or affect the representations, warranties, covenants and indemnities of DOLPHIN under this LOI or the APA (as defined below).

5.	Execution of Agreement; Closing. The Parties intend to negotiate a definitive asset purchase agreement (the "APA") to effectuate the Transaction consistent with the terms of this LOJ. The first draft of the APA shall be drafted by DOLPHIN's legal representatives and will contain customary representations and warranties dealing with the matters specified in Exhibit A and covenants (including indemnities) and other provisions to address material matters (if any) discovered in due diligence, certain of which would survive the Closing. The APA will also include customary limitations on DOLPHIN's liability as seller of the Purchased Assets and a customary regime for disclosures to be made against the representations and warranties. The parties agree to negotiate fairly and use their reasonable commercial efforts to agree on the form of the APA by no later than April 22, 2016.

Unless otherwise agreed to in the APA, the Closing shall take place no later than May 11, 2016, or such other date as the parties may agree in writing. The APA shall not contain any conditions precedent to Closing other than accuracy of the representations and warranties given and compliance with obligations under the APA up to Closing.

6.	Exclusivity. In consideration of GPI's incurrence of costs in connection with the conduct of due diligence, DOLPHIN agrees that, from its acceptance of this LOI until it is terminated by either party or terminated by virtue of the execution of the APA or (if later) May II, 2016, DOLPHIN will not, and will cause its affiliates and their respective officers, directors, stockholders, employees and agents not to, initiate, encourage (including by way of furnishing any non-public information concerning DOLPHIN, the Purchased Assets or business), solicit, conduct or continue any negotiations or discussions with or enter into any agreement with any third party (other than GPI or its affiliates), relating to the acquisition of all or any portion of DOLPHIN or any of its

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subsidiaries, or any of their respective assets or business (whether by merger, share purchase, asset purchase, lease, exclusive license or otherwise), other than , in each case, the sale of goods in accordance with past practices and other transactions in the ordinary course of business for the sale of products consistent with past practices.

7.	Public Announcement

GPI and DOLPHIN's parent entity, EGT will each be required to make a public announcement (which public announcement shall include an appropriate filing with the Securities and Exchange Commission ("SEC")) of the Transaction contemplated by this LOI. EGT's parent entity, MIDL, may also be required to make a public announcement on the Hong Kong Stock Exchange. GPI and DOLPHIN shall provide drafts of their respective public announcements (in DOLPHIN's case, to be made by EGT and, if applicable, MIDL) to the other Party and shall provide the other Party a reasonable opportunity to provide input on their respective public announcements as they relate to any information or statements regarding the other Party. Each Party acknowledges that GPI and EGT will be required to file a Form 8-K and/or press release regarding this LOI and the Transaction in accordance with applicable securities laws and SEC requirements. Further, all of GPI's and EGT's SEC filing(s) regarding the LOI, the Transaction or the APA and any announcement required to be made by MIDL in relation to the foregoing shall be subject to the prior approval of, and co-ordinated with, both Parties, provided that this requirement shall not prevent GPI, EGT or MIDL complying with the legal, regulatory or stock exchange requirements applicable to it in the circumstances.

ln addition to the public announcements required by applicable law or securities regulations, GPI and EGT may issue a joint press release (the form of which would require agreement between GPI and EGT).

8.	Confidentiality. Except as provided in Section 7 above, neither Party to this LOI nor any of their affiliates or their respective officers, directors, stockholders, employees or agents shall make any public or private announcement or issue any press release or other publicity in respect of this LOI or the Transaction without the prior written consent of the other Party (except for such disclosures as are required in applications or by applicable securities or gaming laws or stock market rules). The Parties agree that, except as provided in Section 7 above, the terms of that "Confidentiality and Non-Disclosure Agreement," dated April 1, 2016, the terms of which are hereby incorporated herein by this reference, shall continue in full force and effect.

9.	Expenses. Whether or not the Transaction is consummated, each Party to this LOI shall be responsible for its own fees and expenses incurred in connection with its preparation and negotiation of this LOI, the APA and the Transaction, including the fees and
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disbursements of its respective counsel, advisors, brokers, finders, accountants or other experts.

10.	Restrictive Covenants. The Parties agree that the APA shall contain restrictive covenants in respect of non-compete, non-circumvention and non-solicitation.

11.	Termination. GPI may terminate this LOI pursuant to the conditions A to C below. Pursuant to any such termination, this LOI shall terminate and become void and of no further force and effect, except Sections 7, 8 and 9 above, which shall survive in accordance with their respective terms.

A.	Any material inaccuracy in the documents provided by DOLPHIN to GPI as a result of GPI's due diligence requests which material inaccuracy materially adversely affects the value of the Purchased Assets as a whole, as well DOLPHIN's failure to comply with any material requirement of Section 4 (Due Diligence) above after having been informed by GPI that GPI intends to exercise its termination right under this section as a result of such failure and DOLPHIN having been given not less than three business days to cure such failure and having failed to do so;

B.	The occurrence of any action, events, condition or circumstance that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on the value of the Purchased Assets as a whole ("Material Adverse Change"), provided, however, that when determining whether there has been a Material Adverse Change, any adverse effect attributable to any of the following shall be disregarded: (a) general economic, business, industry or financial market conditions (whether in the United States, Asia or otherwise), but that do not disproportionately affect DOLPHIN; (b) the taking of any action required by this LOI or the APA; (c) the announcement of the Transaction; (e) the breach of this LOI or the APA by GPI, (f) any changes in applicable laws, regulations or accounting rules, including GAAP; (g) any existing event, occurrence or circumstance set forth in the disclosure schedule to the APA; or (h) any adverse change in or effect on the Purchased Assets that is cured by or on behalf of DOLPHIN to the reasonable satisfaction of GPT before the termination of this LOI; or

C.	Any material misrepresentation or breach of any covenant herein or in the APA by DOLPHIN, which in either case materially adversely affects the value of the Purchased Assets as a whole, or DOLPHIN's refusal to provide customary representations and warranties as reflected on Exhibit A to this LOI in connection with the APA (which representations and warranties will be subject to disclosed exceptions, provided that such disclosures do not include any material liabilities not
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reflected in the documentation provided by DOLPHIN to GPI pursuant to GPI's due diligence requests).

12.	Litigation Standstill aud Termination of Litigation.

a)	Litigation Standstill. GPI and DOLPHIN shall, in a reasonable and professional manner, and as soon as practically possible, instruct their respective outside legal counsel to execute a stay of the two legal proceedings before the High Court of the Hong Kong Special Administrative Region, namely High Court Action No. 3038 of 2015 and High Court Miscellaneous Proceedings No. 3354 of 2015 (collectively, the "Proceedings"), and take the necessary steps accordingly in accordance with the appropriate court procedures.

Subject to what is said in the paragraph immediately following, the Parties hereby agree that their respective legal counsel shall not seek to take any further steps to progress the Proceedings in any way (including, without limiting the generality of the foregoing, any document inspection or discovery) prior to May 11, 2016. If Closing occurs under the APA, the Proceedings shall be permanently withdrawn and terminated as soon as practicable after the Closing, in accordance with the detailed terms of the APA.

Notwithstanding the foregoing, in the legal proceedings against Mr. Paulo Da Silva in France, certain IT experts are in the process of preparing a report to the court. Such preparation of the report may continue, but GPI shall not use the report or the information obtained from the report in the Proceedings, or in any proceedings against Mr. Paulo DaSilva, prior to May 11, 2016 and shall only be permitted to use the report and/or the information in the report in proceedings aga inst Mr. Da Si lva after that date if the full and final settlement of those proceedings referred to in b(iii) below does not occur clue to a failure by Mr. Da Silva to enter into the settlement agreement referred to below.

If, for any reason whatsoever, this LOJ is terminated by either GPI or DOLPHIN, GPJ shall not be restricted from taking steps to restart and progress the Proceedings.

b)	Termination of Litigation. The APA shall provide for:

i.	the full and final settlement on Closing of the Proceedings and the mutual irrevocable discharge and release of all claims between the Patties (and their respective affiliates and the respective directors,

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officers and employees of the foregoing) in connection with the matters giving rise to the Proceedings;

ii.	the irrevocable withdrawal and termination of the Proceedings;
iii.	the full and final termination, promptly following the execution by Mr. Da Silva of the settlement agreement referred to below, of all proceedings (both in Hong Kong and in France) against Mr. Paulo Da Silva and the irrevocable discharge and release by GPI and its affiliates of Mr. Paulo Da Silva from all claims in connection with the matters giving rise to the proceedings against him; and

iv.	the irrevocable withdrawal and termination of all proceedings (both in Hong Kong and in France) against Mr. Paulo Da Silva.

The settlement of proceedings and claims and withdrawal and termination of proceedings against Mr. Da Silva referred to in Sections (b)(iii) and (b)(iv) above shall be subject to Mr. Da Silva entering into a settlement agreement with GPI in which Mr. DaSilva agrees (I) to return to GPI any and all confidential information of GPI in his possession, (2) not to use any confidential information of GPI for any purpose and (3) not to be employed in a casino currency manufacturing business which competes with GPI.

13.	Conduct of Business.

Operational Wind-Up/Transition. DOLPHIN and GPI (in respect of b. below) shall have specific Closing and post-Closing obligations, including but not limited to:

a.	Employment/Severance. DOLPHIN agrees to handle any and all employment related necessities stemming from its current list of employees and/or agents as stipulated by Hong Kong law. This includes but is not limited to: providing appropriate notice, effective contractual termination and any and all payments owed to said employees and/or agents as a result of their termination.

For this, GPI agrees to reimburse DOLPHIN within SIXTY (60) days after Closing for the legally necessitated costs stemming from the termination of employment or appointment of DOLPHIN's employees and agents (including payments made in lieu of notice, severance or long service payments, any other contractual and/or legal entitlements of the employees and related taxes), subject to a cap of $520,000.

Prior to DOLPHIN's provision of notice to its employees, GPl shall notify DOLPHIN of any and all key employees and/or agents it wishes to become GPI employees; said employees shall sign new employment agreements with GPI (as

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necessary) prior to being rewarded employment. DOLPHIN shall remain responsible for any and all liability stemming from the layoff and/or termination of DOLPHIN employees and/or agents, and agrees that GPI's liability will be strictly limited to the payout of the amount refer red to in the paragraph immediately above, capped at $520,000.

b.	Lease Rental. GPI agrees to pay to DOLPHIN on Closing:

i.	An amount equal to two (2) months of rent payable (excluding taxes, management fees, electricity and water) under the three (3) lease agreements for the three (3) units comprising DOLPHIN’s factory premises, capped at $130,000.
ii.	An additional amount equal to two (2) months rent payable (excluding taxes, management fees, electricity and water) under the three (3) lease agreements for the three (3) units comprising DOLPHIN's factory premises, as compensation for the termination of the three (3) lease agreements, such additional amount capped at $130,000.

Subject to the foregoing, all costs of terminating the three (3) leases shall be for DOLPHIN's account. The three (3) units comprising DOLPHIN's factory premises are Units C1 and C2 on the Ground Floor of, and Unit 303 on the 3rd Floor of, Koon Wah Building, 2 Yuen Shun Circuit, Yuen Chau Kok, Shatin, New Territories, Hong Kong (the "Three Units").

c.	Other Obligations. Upon Closing (or, in the case of i. below, within 60 days from Closing, or in the case of ii. below, within 5 business days from Closing), DOLPHIN shall:
i.	Complete a name change of its entity;
ii.	Stop all manufacturing and distribution activity including but not limited to sales, manufacturing and distribution, except as necessitated to wind down the business;
iii.	Complete all necessary paperwork to transfer title in the Purchased Assets to GPI;
iv.	Ensure that the location of the Purchased Assets in DOLPHIN's factory premises (comprising the Three Units) remains accessible to GPI for SIXTY (60) days after Closing to help ensure GPI 's prompt removal of the Purchased Assets;
v.	Prepare any molds included in the Purchased Assets for GPI 's removal/shipment;
vi.	Ensure that GPI’s access to the molds and other Purchased Assets is unrestricted; and

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vii.	To the extent that the terms of such orders permit termination, terminate any and all orders that are not complete and allot GPI the ability (with customer approval, as necessary) to finish said work pursuant to a right of a first refusal. Regarding any and all such work that GPl does not choose to finish, DOLPHIN shall have permission to sub-contract out for the finish of such work.

14.	Governing Law. This LOI and the APA shall be governed by and construed in accordance with the laws of Hong Kong. The exclusive forum for the determination of any action relating to this LOI or the APA shall be an appropriate court in Hong Kong and the parties irrevocably consent to the jurisdiction of such courts and agree to such exclusive venue and hereby waive any objection to said terms.

15.	Entire Agreement; Counterparts. This LOI supersedes any and all prior understandings among the parties hereto except the Confidentiality and Non-Disclosure Agreement noted above. This LOI may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

16.	Representations & Covenants.

a.	The Parties agree that the Purchased Assets are to be sold and purchased under this LOI and the APA on an "as is" basis and that the representations, warranties and other covenants of DOLPHIN to be given in this LOI and the APA shall be limited accordingly.

b.	DOLPHIN hereby represents and warrants that following the date of execution of this LOI and up to Closing:
i.	DOLPHIN has and will have good and marketable title to all the Purchased Assets, free and clear of all liens of any kind;

ii.	The Purchased Assets are sold on an "as is" basis, fit for the purpose for which they are currently used by DOLPHIN.
iii.	That, to the extent permitted by the terms of the relevant guaranties without the consent or approval of any third party, any and all guaranties provided to DOLPHIN concerning the Purchased Assets shall be passed on to GPI;
iv.	That DOLPHIN's execution of this LOI and the future APA does not and will not violate any contractual or legal obligation of DOLPHIN or Entertainment Gaming Asia, Inc.; and

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v.	DOLPHIN will not take any action that will harm or injure the rights or business relationship of any other person as a result of the APA or GPI’s purchase of the Purchased Assets.

DOLPHIN undertakes not to dispose of any or raw materials following GPI’s pre-Closing physical counts referred to in Sections 2(a) and 2(b) and up to Closing.

Lastly, DOLPHIN agrees to defend, indemnify and hold harmless GPI, its affiliates and their respective agents, employees, officers, directors, successors and assigns, from and against any and all liabilities and claims for demands, suits, actions, liabilities, losses, damages, injuries judgments, costs and expenses, directly or indirectly arising from any untruth, inaccuracy or breach of any representation, covenant or agreement made by DOLPHIN in this LOI or in the APA, any excluded asset or liability not purchased by GPI, including claims from DOLPHIN's employees, agents, customers, vendors, landlords or Entertainment Gaming Asia, Inc.'s shareholders.

c.	GPI represents and warrants that it has all necessary approvals and licenses to manufacture and sell gaming chips and plaques in all necessitated jurisdictions. GPI covenants and agrees to defend, indemnify and hold harmless DOLPHIN, its affiliates and their respective agents, employees, officers, directors, consultants, successors and assigns, from and against any and all liabilities and claims, including, without limitation, future liabilities and claims by third parties, for demands, suits, actions, liabilities, losses, damages, injuries, judgments, costs and expenses (including reasonable attorney's fees and costs), directly or indirectly arising from any untruth, inaccuracy or breach of any representations, covenants or agreements made by GPI in this LOI or the APA and from use of the Purchased Assets post-Closing, except that the foregoing indemnity shall not apply in respect of any matter arising out of: (a) a breach of any representation, warranty or covenant of DOLPHIN in this LOI or the APA, (b) any excluded liability retained by DOLPHIN or (c) any pre-Closing act or omission by DOLPHIN or any of its representatives.

17.	Binding Covenants. Under any and all circumstances, regardless of termination, the binding covenants of this LOI shall include Sections 6 (Exclusivity), 7 (Public Announcement), 8 (Confidentiality), 9 (Expenses), 12(a) (Litigation Standstill), 14 (Governing Law), 15 (Entire Agreement; Counterparts) and 16 (Representations & Covenants).

[Signatures on Following Page]

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If the foregoing correctly sets forth the understanding of the Parties hereto, please so indicate by executing both originals of the LOI in the spaces provided below and returning ONE (1) fully executed original to us. GPI reserves the right to withdraw this LOI at any time prior to GPI's receipt of such written acceptance by DOLPHIN.

Sincerely,

GPI

/s/ Gregory S. Gronau
Gregory S. Gronau, President & CEO

DOLPHIN

/s/ Clarence Chung
Clarence Chung, Director

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EXHIBIT A

Customary Representations & Warranties

•	DOLPHIN has good title to the Purchased Assets, free and clear of all claims, liens and encumbrances
•	The written financial information relating to the Purchased Assets provided by DOLPHIN to GPI for the purpose of this Transaction is correct in all material respects

•	Equipment maintenance has not been deferred with respect to equipment that is material to the operation of DOLPHIN's business in the ordinary course where such deferral adversely affects the value of the Purchased Assets as a whole
•	DOLPHIN has all required permits and licenses required for the sale of the Purchased Assets, and is and has been in material compliance with all laws, regulations and permits applicable to the Purchased Assets
•	Complete copies of all material contracts and governmental /judicial restrictions (if any) have been delivered; neither DOLPHIN nor, to DOLPHIN's knowledge, any counterparty is in default under any such material contract
•	A reasonable insurance program is in effect; accurate disclosure of three years insurance loss runs
•	To DOLPHIN's knowledge, there has been no Material Adverse Effect in relation to the Purchased Assets since 31 December 2015

•	To DOLPHIN's knowledge, no person, entity or party, has in any way, shape or form threatened or instituted any form of legal or otherwise material proceeding against DOLPHIN, nor is any such proceeding currently in existence, over the last five (5) years, aside from any such proceedings brought by GPI or any such threats or proceedings which have been withdrawn or settled by agreement.

A-1